Exhibit 21

List of Subsidiaries of

Turtle Beach Corporation

Name	Jurisdiction of Incorporation
VTB Holdings, Inc.	Delaware, U.S.
Voyetra Turtle Beach, Inc.	Delaware, U.S.
TBC Holding Company LLC	Delaware, U.S.
Turtle Beach Europe Limited	United Kingdom
Performance Designed Products LLC	California, U.S.
Turtle Beach Netherlands B.V.	The Netherlands
PDP France SARL	France
Performance Designed Products Ltd.	United Kingdom
Performance Designed Products Australia Pty. Ltd.	Australia
Turtle Beach K.K.	Japan